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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                        Commission File Number 333-101591

                          GERDAU AMERISTEEL CORPORATION


                              5100 W. Lemon Street
                                   Suite 3100
                                 Tampa, Florida
                                      33609

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F____ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ____ No __X__

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                  EXHIBIT LIST


     Exhibit        Description

       99.1         Press Release, dated November 1, 2004

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 1, 2004

                                                GERDAU AMERISTEEL CORPORATION


                                          By:    /s/ Tom J. Landa
                                                 ------------------------------
                                          Name:  Tom J. Landa
                                          Title: Vice-President, Chief Financial
                                                 Officer and Secretary